SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Community Shores Bank Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

204046 10 6

(CUSIP Number)

Jerome M. Schwartz

Dickinson Wright PLLC

2600 West Big Beaver Road, Suite 300

Troy, Michigan 48084-3312

313-223-3628

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 204046 10 6	2 of 5

(1)	Name of reporting persons. Steven R. Bolhuis, Sr.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 75,000 shares
	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power 75,000 shares
	(10)	Shared dispositive power 0 shares
(11)	Aggregate amount beneficially owned by each reporting person 75,000 shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 5.1%
(14)	Type of reporting person IN

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Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock of Community Shores Bank Corporation (“CSBC”). The principal executive offices of CSBC are located at 1030 W. Norton Avenue, Muskegon, Michigan 49441.

Item 2. Identity and Background.

(a)	The name of the person filing this statement on Schedule 13D is Steven R. Bolhuis, Sr.

(b)	The business address of Mr. Bolhuis is Beacon Recycling Inc., 1241 E. Keating Avenue, Muskegon, Michigan 49442

(c)	The present principal occupation of Mr. Bolhuis is serving as the President of Beacon Recycling, Inc., whose principal business is scrap metal processing, and whose address is 1241 E. Keating Avenue, Muskegon, Michigan 49442.

(d)	During the last five years, Mr. Bolhuis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Bolhuis has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Bolhuis was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Bolhuis is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Bolhuis expended $3,750 to purchase the 75,000 shares of CSBC common stock that are reported in this Schedule 13D (the “Shares”). The funds used to purchase the Shares came from Mr. Bolhuis’ personal funds.

Item 4. Purpose of Transaction.

Mr. Bolhuis acquired the Shares for investment. Mr. Bolhuis does not have any plans or proposals that relate to, or would result in, any of the matters set forth in Item 4(a) through (j) of Schedule 13D.

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Item 5. Interest in Securities of the Issuer.

(a)	Mr. Bolhuis beneficially owns 75,000 shares of CSBC common stock, which is 5.1% of the 1,468,800 shares reported to be outstanding in CSBC’s Annual Report on Form 10-K for the year ended December 31, 2011.

(b)	Of the 75,000 shares of CSBC common stock that Mr. Bolhuis beneficially owns, he has:

(i)	sole power to vote or to direct the vote for 75,000 shares,

(ii)	shared power to vote or to direct the vote for 0 shares,

(iii)	sole power to dispose or to direct the disposition of 75,000 shares, and

(iv)	shared power to dispose or to direct the disposition of 0 shares.

(c)	Mr. Bolhuis has not had any transactions in CSBC common stock during the past 60 days.

(d)	Mr. Bolhuis knows of no person who has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of any of the Shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Bolhuis knows of no contracts, arrangements, understandings or relationships (legal or otherwise) between him and any other person with respect to any securities of CSBC, including but not limited to transfer or voting of any of the securities of CSBC, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None.

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Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Steven R. Bolhuis, Sr.	April 9, 2012
Steven R. Bolhuis, Sr.